      As filed with the Securities and Exchange Commission on May 29, 2003

                                          Registration Statement No. 333-103902
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                               F.N.B. CORPORATION
             (Exact name of Registrant as specified in its charter)

             FLORIDA                                            25-1255406
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                           Identification No.)

                    F.N.B. CENTER, 2150 GOODLETTE ROAD NORTH
                             NAPLES, FLORIDA 34102
                                 (239) 262-7600
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                THOMAS E. FAHEY
                            CHIEF FINANCIAL OFFICER
                               F.N.B. CORPORATION
                                 F.N.B. CENTER
                           2150 GOODLETTE ROAD NORTH
                             NAPLES, FLORIDA 34102
                                 (239) 262-7600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                               ROBERT C. SCHWARTZ
                         SMITH, GAMBRELL & RUSSELL, LLP
                    1230 PEACHTREE STREET, N.E., SUITE 3100
                             ATLANTA, GA 30309-3592
                                 (404) 815-3758

         Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                        CALCULATION OF REGISTRATION FEE

                                                                         Proposed Maximum     Proposed Maximum       Amount of
                 Title of Securities                   Amount to be        Offering Price    Aggregate Offering    Registration
                  to be Registered                      Registered           Per Share             Price               Fee

Subordinated Term Notes Series 2003 Due 3, 6, 9,
12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84 and 120
months                                                          --                100%                   --               --

Subordinated Daily Notes                                        --                100%                   --               --

Subordinated Special Daily Notes Series 2003                    --                100%                   --               --

  Total                                                175,000,000                100%         $175,000,000          $11,518(1)(2)

(1) In accordance with Rule 457(p) of the Securities Act, the Registrant has offset $2,640 of the filing fee associated with this registration statement, which represents 4% of the $66,000 filing fee associated with the Registrant's Form S-3 filed on June 1, 2000 (Registration Statement No. 333-38370) (the "Existing S-3"). Prior to the effectiveness of this registration statement, the Registrant hereby undertakes to terminate its offering pursuant to the Existing S-3, and to cause not less than $10 million of securities to remain unsold under the Existing S-3 (4% of the $250 million of securities registered under the Existing S-3) at the time such offering is terminated.

(2) Of the total fee of $11,518, the Registrant previously paid $8,895 in connection with the initial filing of the Registration Statement that is amended hereby, and the Registrant has paid the remaining $2,623 prior to the filing of this amendment.

PROSPECTUS

                           [F.N.B. CORPORATION LOGO]


                                  $175,000,000
                                       OF
                      SUBORDINATED TERM NOTES SERIES 2003,
                            SUBORDINATED DAILY NOTES
                                      AND
                  SUBORDINATED SPECIAL DAILY NOTES SERIES 2003



                             TERM NOTES SERIES 2003

Available Terms   3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84 and
                  120 months

Minimum           $500
Purchase


Interest We will establish the interest rate applicable for the term of the note when you purchase the Term Note -- see the Prospectus Supplement for current rates. You will have different interest payment options, depending on the term of your Term Note.

Automatic         At maturity, your Term Note will automatically renew for an
Renewal and       identical term at the then-applicable interest rate. You can
Redemption        redeem your Term Note at any time but will forfeit some
                  interest if you do not redeem on a maturity date. We can redeem your Term Note on 30 days' notice.


                                  DAILY NOTES

Term              The Daily Notes have no set term.

Minimum           $50.00
Purchase

Interest The initial interest rate will be set when you purchase the Daily Note, and will be subject to adjustment monthly -- see the Prospectus Supplement for current rates. Interest is accrued daily, compounded quarterly and is paid when you redeem the Daily Note.

Redemption        You can redeem all or any portion of your Daily Note at any time without penalty. We can redeem your Daily Note on 30 days' notice.


                        SPECIAL DAILY NOTES SERIES 2003

Term              The Special Daily Notes have no set term.

Minimum           We may establish minimum purchase requirements from time to
Purchase          time -- see the Prospectus Supplement.

Interest The interest rate will be set when you purchase the Special Daily Note, and will be subject to adjustment monthly -- see the Prospectus Supplement for current rates. Interest is accrued daily, compounded quarterly and is paid when you redeem the Special Daily Note.

Redemption        You can redeem all or any portion of your Special Daily Note at any time without penalty. We can redeem your Special Daily
                  Note on 30 days' notice.


         The notes will be offered and sold by officers and employees of our subsidiary, Regency Finance Company, and its subsidiary, Citizens Financial Services, Inc. We will not pay any commissions in connection with sales of the notes, and we will therefore receive the full proceeds from sales. The notes will not be listed on any securities exchange or other trading market.


         The Term Notes will not be secured by any collateral, and will be subordinate to all of our other existing and future senior debt. BEFORE INVESTING IN THE NOTES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


         THE NOTES OFFERED HEREBY ARE NOT DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                THE DATE OF THIS PROSPECTUS IS __________, 2003.

                               TABLE OF CONTENTS


Questions and Answers About the Notes ..................             1
Risk Factors ...........................................             3
Disclosure Regarding Forward-Looking Statements ........             7
Summary Consolidated Financial Data ....................             8
F.N.B. Corporation .....................................             9
Description of the Notes ...............................            12
Use of Proceeds ........................................            18
Plan of Distribution ...................................            18
Legal Matters ..........................................            18
Experts ................................................            18
Where You Can Find Additional Information ..............            19
Information Incorporated By Reference ..................            19


                         ------------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE INTEREST RATES APPLICABLE TO THE NOTES AT THE TIME OF YOUR PURCHASE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION AND YOU SHOULD NOT RELY ON ANY OTHER INFORMATION IN MAKING YOUR INVESTMENT DECISION.

         WE ARE NOT MAKING AN OFFER TO SELL THE NOTES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                      (i)

                     QUESTIONS AND ANSWERS ABOUT THE NOTES

WHAT IS F.N.B. CORPORATION?


         We are a diversified financial services company headquartered in Naples, Florida. We own and operate community banks, insurance agencies, a consumer finance company and First National Trust Company, with offices in Florida, Pennsylvania, Ohio and Tennessee. As of March 31, 2003, we had $8.1 billion in total assets and shareholders' equity of $608.6 million. Our common stock is traded on The Nasdaq Stock Market under the symbol FBAN, and the closing price of our common stock on April 30, 2003 was $30.43. The address of our corporate headquarters is F.N.B. Center, 2150 Goodlette Road North, Naples, Florida 34102. The telephone number at our corporate headquarters is (239) 262-7600. Please call our subsidiary, Regency Finance Company, at (724) 983-3453, with any questions regarding the notes.


WHAT ARE THE NOTES?

         The notes we are offering are unsecured subordinated debt obligations issued by us through our subsidiary, Regency Finance Company, and its subsidiary, Citizens Financial Services.

ARE THE NOTES INSURED?

         The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The notes also are not secured by any of our assets or any other collateral.

WHAT ARE THE MATURITIES OF THE NOTES?


         The Term Notes are available in maturities of 3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84, and 120 months. Each Term Note will automatically renew at maturity for an identical term at the then-applicable interest rate, unless you elect to have it redeemed. The Daily Notes and Special Daily Notes have no set maturity, and are payable on demand.


WHAT ARE THE INTEREST RATES ON THE NOTES?

         We will determine the interest rates payable on the notes, and the rates will vary from time to time. The interest rate on the Daily Notes and the Special Daily Notes may be adjusted monthly, on the first day of each month. Each Term Note will have a fixed interest rate for the term of the note.

         The interest rates in effect at any given time are described in the Prospectus Supplement that accompanies this Prospectus.

HOW DO I RECEIVE THE INTEREST PAYMENTS ON MY INVESTMENT?

         Interest on the Daily Notes and the Special Daily Notes is accrued daily, compounded quarterly, and paid upon redemption.

         Interest on the Term Notes accrues daily and may be paid monthly or quarterly, depending on the term. In addition, you may elect to have interest compounded quarterly on Term Notes having a maturity of at least nine months.

HOW AND WHERE CAN I REDEEM THE NOTES?

         You can redeem the notes at any of our Regency Finance Company or Citizens Financial Services offices. Please call (724) 984-3453 for information regarding our office locations. You can redeem a Daily Note or a Special Daily Note without penalty. You will forfeit some interest if you redeem a Term Note prior to maturity.

WHAT WILL THE PROCEEDS FROM THE SALE OF THE NOTES BE USED FOR?

         We intend to use the net proceeds from the sale of notes as advances to our consumer finance subsidiary, Regency Finance Company, to fund its lending and purchasing activities, and for our general corporate purposes, including mergers and acquisitions.

                                  RISK FACTORS

         In addition to the other information contained in or incorporated by reference into this Prospectus and the accompanying Prospectus Supplement, you should give careful attention to the following statements respecting certain risks associated with the notes and with the business of FNB generally.

                    RISKS SPECIFICALLY RELATED TO THE NOTES

THE NOTES ARE NOT SECURED, INSURED OR GUARANTEED.


         The notes are not secured by any of our assets or any other collateral. Also, the notes are not bank deposits and are not insured or guaranteed by the FDIC or any other governmental agency. You are therefore increasing your risk of loss if you buy notes with funds taken from an insured account held at a bank, savings and loan association or credit union. Also, our officers, directors and employees will not have any liability for any of our obligations under the notes.


OUR STATUS AS A HOLDING COMPANY MAKES US DEPENDENT ON DIVIDENDS FROM OUR SUBSIDIARIES TO MAKE PAYMENTS ON THE NOTES.


         We are a holding company and conduct almost all of our operations through our subsidiaries. We do not have any significant assets other than the stock of our subsidiaries. Accordingly, we depend on the cash flows of our subsidiaries to meet our obligations, including payment of the principal and interest on the notes. Our right, and thus the right of the buyers of notes and our other creditors, to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of creditors of such subsidiaries. As of March 31, 2003, the amount of such claims (excluding deposit liabilities) was $1.1 billion.

         Under federal and state law, our bank subsidiaries are limited in the amount of dividends they can pay to us without prior regulatory approval. Also, bank regulators have the authority to prohibit our subsidiary banks from paying dividends if they think the payment would be an unsafe and unsound banking practice. Holders of the notes will have no rights to force our subsidiaries to pay dividends so that we can meet our payment obligations under the notes. In the event of a default on the notes, note holders will be general unsecured creditors of the company.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS SUBORDINATE TO ALL OF OUR SENIOR INDEBTEDNESS.

         According to the terms of the notes, the payment of the principal and interest on the notes is subordinate in right of payment to the prior payment when due of the principal and interest on all of our senior indebtedness. We had $38.0 million in senior indebtedness outstanding at March 31, 2003. Although we have no current plans to issue any additional senior indebtedness during the next twelve months, the notes contain no restriction on our ability to incur additional senior indebtedness.


         Holders of senior indebtedness will be able to prevent payment on the notes:

         - in the event of our bankruptcy, liquidation or reorganization;

         - if there is a payment default under certain senior indebtedness; and

         - if there are certain non-payment defaults under certain senior indebtedness.

YOU WILL FORFEIT INTEREST IF YOU ELECT TO HAVE A TERM NOTE REDEEMED PRIOR TO ITS MATURITY.


         If you redeem a Term Note before its maturity date, you will forfeit three months of interest earned, or that could have been earned, if you are redeeming a Term Note with a maturity of 12 months or less; six months of interest earned, or that could have been earned, if you are redeeming a note with a maturity of between 15 and 30 months; and nine months of interest earned, or that could have been earned, if you are redeeming a Term Note with a maturity in excess of 30 months. We may also require you to give us 30 days' prior written notice before you redeem a Term Note, although we would only anticipate requiring such notice if one or more note holders desired to redeem a substantial amount of notes in a short period and we require time to arrange financing for the redemptions.

THE INTEREST RATES ON THE DAILY NOTES AND THE SPECIAL DAILY NOTES WILL BE SUBJECT TO ADJUSTMENT MONTHLY.

         We may adjust monthly the interest rate payable on all outstanding Daily and Special Daily Notes. A supplement to this prospectus contains the current interest rates payable on each of the notes.

YOUR ABILITY TO SELL OR TRANSFER THE NOTES WILL BE LIMITED.

         There is no trading market for the notes and the notes are non-negotiable. You can transfer or assign the notes only at the offices of our sales and paying agents, Regency Finance Company or Citizens Financial Services, Inc., although we will effect transfers by mail for out-of-state holders and for transfers by operation of law. There are presently 25 of these offices in Pennsylvania, 17 in Tennessee, 7 in Ohio, and 4 in Florida.


                RISKS RELATED TO OWNING FNB SECURITIES GENERALLY

OUR STATUS AS A HOLDING COMPANY MAKES US DEPENDENT ON DIVIDENDS FROM OUR SUBSIDIARIES TO MEET OUR OBLIGATIONS.

         We are a holding company and conduct almost all of our operations through our subsidiaries. We do not have any significant assets other than the stock of our subsidiaries. Accordingly, we depend on the cash flows of our subsidiaries to meet our obligations. Our right to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, our bank subsidiaries are limited in the amount of dividends they can pay to us without prior regulatory approval. Also, bank regulators have the authority to prohibit our subsidiary banks from paying dividends if they think the payment would be an unsafe and unsound banking practice.

INTEREST RATE VOLATILITY COULD SIGNIFICANTLY HARM OUR BUSINESS.

         Our results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of our earnings is our net interest income, which is the difference between income from interest-earning assets, such as loans, and expense of interest-bearing liabilities, such as deposits. A change in market interest rates will adversely affect our earnings if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest we collect on loans and investments. Consequently, we, along with other financial institutions generally, are sensitive to interest rate fluctuations.

OUR RESULTS OF OPERATIONS ARE SIGNIFICANTLY AFFECTED BY THE ABILITY OF OUR BORROWERS TO REPAY THEIR LOANS.

         Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

         -        credit risks of a particular borrower;

         -        changes in economic and industry conditions;

         -        the duration of the loan; and

         - in the case of a collateralized loan, uncertainties as to the future value of the collateral.

         In the financial services industry, commercial/industrial, construction and commercial real estate loans generally present a greater risk of non-payment by a borrower than other types of loans. However, we have experienced the majority of our net charge-offs historically within the consumer installment loan category.

OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES.

         There is no precise method of predicting loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. Loan losses could have a material adverse effect on our financial condition and results of operations. We attempt to maintain an appropriate allowance for loan losses to provide for estimated losses in our loan portfolio. We periodically determine the amount of the allowance for loan losses based upon consideration of several factors, including:

         - an ongoing review of the quality, mix and size of the overall loan portfolio;

         -        historical loan loss experience;

         -        evaluation of non-performing loans;

         - assessment of economic conditions and their effects on the existing portfolio; and

         - the amount and quality of collateral, including guarantees, securing loans.

OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ATTRACT SUFFICIENT DEPOSITS TO FUND OUR ANTICIPATED LOAN GROWTH.

         We fund our loan growth primarily through deposits. To the extent that we are unable to attract and maintain levels of deposits to fund our loan growth, we would be required to raise additional funds through public or private financings. We can give no assurance that we would be able to obtain these funds on terms that are favorable to us.

WE COULD EXPERIENCE SIGNIFICANT DIFFICULTIES AND COMPLICATIONS IN CONNECTION WITH OUR GROWTH.

         We have grown significantly over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities which complement the services currently provided by our financial institution subsidiaries. However, the market for acquisitions is highly competitive. We may not be as successful in the future as we have been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

         We may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, rapid growth may adversely affect our operating results because of many factors, including start-up costs, diversion of management time and resources, asset quality and required operating adjustments. We may not successfully integrate or achieve the anticipated benefits of our growth or expanded operations.

WE COULD BE ADVERSELY AFFECTED BY CHANGES IN THE LAW, ESPECIALLY CHANGES DEREGULATING THE BANKING INDUSTRY.

         We and our subsidiaries operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency, the FDIC and the Pennsylvania and Florida Departments of Banking. Regulations are generally intended to provide protection for depositors and customers rather than for investors. We are subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Deregulation could adversely affect the banking industry as a whole and may limit our growth and the return to investors by restricting such activities as:

         -        the payment of dividends;

         -        mergers with or acquisitions by other institutions;

         -        investments;

         -        loans and interest rates;

         -        providing securities, insurance or trust services; and

         - the types of non-deposit activities in which our financial institution subsidiaries may engage.

         In addition, legislation may change present capital requirements, which would restrict our activities and require us to maintain additional capital. We cannot predict what changes, if any, federal and state agencies will make to existing federal and state legislation and regulations or the effect that such changes may have on our business.

OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED DUE TO SIGNIFICANT COMPETITION.

         We may not be able to compete effectively in our markets, which could adversely affect our results of operations. The banking and financial service industry in each of our market areas is highly competitive. The increasingly competitive environment is a result of:

         -        changes in regulation;

         -        changes in technology and product delivery systems; and

         - the accelerated pace of consolidation among financial services providers.

         We compete for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than do we. Competition with such institutions may cause us to increase our deposit rates or decrease our interest rate spread on loans we originate.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may be identified by, among other things, accompanying language including the words "expects," "intends," "anticipates," "estimates" or analogous expressions, or by qualifying language or assumptions. Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results or performance to differ materially from such forward-looking statements. Such risks, uncertainties and other factors include, among others, general economic and business conditions, competition, changes in political, social and economic conditions, regulatory initiatives and compliance with government regulations, customer preference and various other matters, many of which are beyond our control. These forward-looking statements speak only as of the date of this Prospectus. We disclaim any obligation or undertaking to disseminate any updates or revisions to such forward-looking statements to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table sets forth our summary consolidated financial data for the periods indicated. This information should be read in conjunction with our financial statements and notes thereto incorporated by reference in this Prospectus.


                                       AT OR FOR THE
                                     THREE-MONTH PERIOD
                                       ENDED MARCH 31,                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                  -------------------------    -------------------------------------------------------------------
                                     2003          2002           2002          2001          2000          1999           1998
                                  -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                          (unaudited)                      (dollars in thousands, except per share data)

SUMMARY OF OPERATIONS:
  Interest income ..............  $   104,510   $   106,043    $   426,784   $   450,366   $   450,710   $   401,914   $   389,119
  Interest expense .............       31,373        38,538        145,671       200,300       211,381       168,770       170,657
                                  -----------   -----------    -----------   -----------   -----------   -----------   -----------
     Net interest income .......       73,137        67,505        281,113       250,066       239,329       233,144       218,462
  Provision for loan losses ....        5,859         4,191         19,094        31,195        17,982        15,776        13,718
                                  -----------   -----------    -----------   -----------   -----------   -----------   -----------
     Net interest income after
       provision for loan losses       67,278        63,314        262,019       218,871       221,347       217,368       204,744
  Total non-interest income ....       32,036        27,944        120,873        99,995        79,985        69,814        60,518
  Merger expenses ..............        1,014        41,855         42,365         8,037         6,700         6,028         5,831
  Other non-interest expense ...       64,524        60,375        247,079       234,810       205,512       193,936       179,105
                                  -----------   -----------    -----------   -----------   -----------   -----------   -----------
  Total non-interest expense ...       65,538       102,230        289,444       242,847       212,212       199,964       184,936
  Income (loss) before taxes ...       33,776       (10,972)        93,448        76,019        89,120        87,218        80,326
  Income taxes (benefit) .......       10,448        (2,089)        30,113        23,034        27,212        26,073        25,551
                                  -----------   -----------    -----------   -----------   -----------   -----------   -----------
     Net income (loss) .........  $    23,328   $    (8,883)   $    63,335   $    52,985   $    61,908   $    61,145   $    54,775
                                  ===========   ===========    ===========   ===========   ===========   ===========   ===========

PER COMMON SHARE DATA(1)
  Net income:
     Basic .....................  $      0.51   $     (0.19)   $      1.37   $      1.19   $      1.38   $      1.35   $      1.23
     Diluted ...................         0.50         (0.19)          1.35          1.17          1.36          1.33          1.20
  Cash dividends ...............         0.21          0.18           0.81          0.68          0.62          0.58          0.56
  Book value, end of period ....        13.16         11.86          12.96         12.36         10.87         11.13         11.04

SELECTED PERIOD END BALANCES:
  Assets .......................  $ 8,078,010   $ 6,731,501    $ 7,090,232   $ 6,488,383   $ 6,126,792   $ 5,892,263   $ 5,407,930
  Net loans ....................    5,347,887     4,849,157      5,152,098     4,749,376     4,557,656     4,346,621     3,747,548
  Deposits .....................    6,067,093     5,317,764      5,426,157     5,099,076     4,913,754     4,607,051     4,492,568
  Long-term debt ...............      615,369       342,581        450,647       342,424       267,729       268,393       171,110
  Capital securities of
     subsidiary trust ..........      125,000            --             --            --            --            --            --
  Preferred stock ..............            1             1              1             1         1,678         2,075         2,380
  Stockholders' equity .........      608,641       548,639        598,596       572,407       503,422       491,436       486,988

SELECTED PERFORMANCE RATIOS:
  Return on average assets .....         1.33%        (0.54%)         0.93%         0.84%         1.03%         1.09%         1.05%
  Return on average equity .....        15.58%        (6.22%)        10.97%         9.81%        12.28%        12.50%        11.63%
  Total equity/total assets ....         7.53%         8.15%          8.44%         8.82%         8.22%         8.34%         9.01%
  Net interest margin (fully
     taxable equivalent) .......         4.70%         4.68%          4.70%         4.44%         4.45%         4.66%         4.64%
  Dividend payout ..............        41.18%       (94.74)%        59.12%        57.14%        44.93%        42.96%        45.53%

ASSET QUALITY RATIOS:
  Non-performing
     loans/total loans .........         0.60%         0.58%          0.54%         0.56%         0.53%         0.50%         0.55%
  Allowance for loan
     losses/total loans ........         1.31%         1.35%          1.31%         1.35%         1.24%         1.20%         1.22%
  Non-performing
     assets/total assets .......         0.45%         0.50%          0.46%         0.48%         0.52%         0.46%         0.43%

RATIO OF EARNINGS TO FIXED
  CHARGES:
  Including interest expense
     on deposits ...............         2.07%         0.71%          1.64          1.37          1.42          1.51          1.46
  Excluding interest expense
     on deposits ...............         5.34%        (0.49)%         3.92          3.24          3.35          4.16          5.09


---------


(1) Per share amounts have been restated for the stock dividend declared on April 28, 2003.

                               F.N.B. CORPORATION

GENERAL


         F.N.B. Corporation was formed in 1974 and is a financial services holding company headquartered in Naples, Florida. We provide a broad range of financial services to our customers through our banking and other financial services affiliates with offices in Florida, Pennsylvania, Ohio and Tennessee. Our main office is located at 2150 Goodlette Road North, Naples, Florida, 34102, and our telephone number is 1-800-262-7600. As of March 31, 2003, we had approximately $8.1 billion in consolidated assets, approximately $6.1 billion in total deposits and 191 full-service banking offices.


         We provide a full range of financial services through our subsidiaries, principally to consumers and small- to medium-size businesses in our market areas. Our business strategy has been to focus primarily on providing quality, community-based financial services adapted to the needs of each of the markets we serve. We have emphasized our community orientation by preserving local advisory boards of directors and by allowing local management certain autonomy in decision-making, enabling them to respond to customer requests more quickly and concentrate on transactions within our market areas. While we have generally sought to preserve decision-making at a local level, we have established centralized legal, loan review, accounting, investment, audit, loan operations and data processing functions. The centralization of these processes has enabled us to maintain consistent quality of these functions and to achieve certain economies of scale.

         Our lending philosophy is to minimize credit losses by following strict credit approval standards (which include independent analysis of realizable collateral value), diversifying our loan portfolio by industry and borrower and conducting ongoing review and management of our loan portfolio. We are an active residential mortgage lender, and our commercial loans are generally to established businesses within our market area. We do not have a significant amount of construction loans and we have no highly leveraged transaction loans.


         No material portion of our deposits has been obtained from a single or small group of customers, and the loss of any customer's deposits or a small group of customers' deposits would not have a material adverse effect on our business. The majority of the deposits held by each of our bank subsidiaries have been generated within the respective subsidiary's market area. At March 31, 2003, we did not have any brokered deposits.


         In addition to community banking, we offer a full range of asset management, investment services, mutual funds, annuities and a complete line of insurance products.


         As of March 31, 2003, we and our subsidiaries had 2,744 full-time employees and 582 part-time employees.

         Following is information as of March 31, 2003 for our principal subsidiaries, including the year established and location of principal office for each.



                                                               TOTAL           TOTAL            NUMBER OF
                                                              ASSETS          DEPOSITS           OFFICES
                                                            ----------        ----------        ---------
                                                                         (dollars in thousands)

COMMUNITY BANK SUBSIDIARIES:
First National Bank of Pennsylvania (Est. 1864)
  Hermitage, Pennsylvania ..........................        $4,264,385        $3,328,916           130
First National Bank of Florida (Est. 1988)
  Naples, Florida ..................................         2,839,792         2,282,147            43
Southern Exchange Bank (Est. 1923)
  Tampa, Florida ...................................           795,599           481,501            18
                                                            ----------        ----------           ---
                                                            $7,899,776        $6,092,564           191
                                                            ==========        ==========           ===

CONSUMER FINANCE SUBSIDIARY:
Regency Finance Company (Est. 1927)
  Hermitage, Pennsylvania...........................        $  145,552                              47
                                                            ==========                             ===

INSURANCE AGENCY SUBSIDIARY:
Roger Bouchard Insurance, Inc. (Est. 1948)
  Clearwater, Florida...............................        $   34,895                              15
                                                            ==========                             ===

TRUST SUBSIDIARY:
First National Trust Company (Est. 1934)
  Naples, Florida...................................        $    5,449                              14
                                                            ==========                             ===



         We have four other subsidiaries, Penn-Ohio Life Insurance Company ("Penn-Ohio"), First National Corporation ("FNC"), First National Management Corporation ("FNMC"), and F.N.B. Building Corporation ("F.N.B. Building"). Also, our community bank subsidiaries and our consumer finance subsidiary own Customer Service Center of F.N.B., L.L.C. (Customer Service). Penn-Ohio underwrites, as a reinsurer, credit life and accident and health insurance sold by our subsidiaries. FNC and FNMC hold equity securities and other assets for us. F.N.B. Building owns real estate that is leased to our subsidiaries, and Customer Service provides data processing and other services to our subsidiaries.

         At March 31, 2003, our only significant off-balance sheet arrangements were commitments to extend credit and standby letters of credit which involve certain elements of credit risk in excess of the amount stated in our consolidated balance sheet. At March 31, 2003, our subsidiaries had an aggregate of $1.0 billion and $78.7 million of unfunded commitments and standby letters of credit, respectively.


OPERATIONS OF THE BANK SUBSIDIARIES

         Our bank subsidiaries offer services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts, and commercial, mortgage and individual installment loans. In addition to traditional banking products, our bank subsidiaries also offer various alternative investment products including mutual funds and annuities.


         In addition, First National Trust Company provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of March 31, 2003, the market value of corporate-wide trust assets under management totaled approximately $1.8 billion.


OPERATIONS OF THE CONSUMER FINANCE SUBSIDIARY

         Our consumer finance subsidiary, Regency Finance Company, is involved principally in making personal installment loans to individuals and purchasing installment sales finance contracts from retail merchants.

OPERATIONS OF THE INSURANCE AGENCY

         Roger Bouchard Insurance is a full-service agency that offers all lines of commercial and personal insurance through major carriers.

OTHER INFORMATION

         As part of our operations, we regularly evaluate the potential acquisition of, and hold discussions with, various financial institutions and other businesses of a type eligible for financial holding company investment. In addition, we regularly analyze the values of, and submit bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, we publicly announce such material acquisitions when a definitive agreement has been reached.


         For further information, please refer to the documents referenced under the caption "Information Incorporated by Reference." If you would like a copy of any of these documents you may contact us at our website, address or telephone number indicated under that caption or via the SEC's website at www.sec.gov.

                            DESCRIPTION OF THE NOTES

GENERAL

         We will issue the notes under an Indenture, dated as of May 15, 1992, as supplemented by the First Supplemental Indenture dated as of January 1, 1994, (the "Indenture"), between us and J.P. Morgan Trust Company, National Association, successor to Northern Central Bank, as trustee (the "Trustee"). The notes are subordinated, unsecured obligations. The material terms, provisions and covenants contained in the notes and the Indenture are described below.

         The notes will be subordinate in right of payment to our senior indebtedness, as described below under "Subordination." The Indenture does not limit our incurrence of senior indebtedness or any other debt, secured or unsecured, nor does it contain any terms which would afford protection to holders of the notes issued thereunder in the event we undergo a recapitalization, change in control, highly leveraged transaction or restructuring.

         Because we are a holding company, our rights and the rights of our creditors, including the holders of the notes, to participate in the distribution of the assets of any of our subsidiaries upon liquidation, dissolution or reorganization of a subsidiary will be subject to the prior claims of our subsidiaries' creditors (including depositors in bank subsidiaries), except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.


         The following information describes the material terms and conditions of the notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended as in effect on the date of the Indenture. The notes are subject to all such terms, and we refer you to the Indenture and the Trust Indenture Act for a statement of them.


TERM NOTES

         We are offering Term Notes with maturities of 3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84 and 120 months. We will determine the rate of interest payable on such Term Notes, which will vary from time to time. The minimum principal amount for which Term Notes are offered is $500, and we may from time to time offer Term Notes with higher interest rates if higher minimum purchase amounts are met. The rate of interest at the time of purchase will be the rate payable throughout the original term of a Term Note.

         Interest on the Term Notes will accrue daily. You may elect to have the interest on a 3 or 6 month Term Note paid monthly by check mailed to you or at maturity. You may elect to have the interest on any other Term Note paid monthly or quarterly by check mailed to you or compounded quarterly at the rate of the Term Note.

Automatic Renewal of Term Notes


         Unless you notify us in writing prior to a Term Note's maturity that you elect to have the Term Note redeemed at its maturity, the Term Note will automatically be renewed for an additional term, equal in duration to its original term, at the rate of interest then in effect for Term Notes of comparable maturity. All of the other terms and conditions applicable to a Term Note when issued will also apply during each renewal term. As a result of this automatic renewal feature, each Term Note is in effect a perpetual security that will remain outstanding until either you elect to have the Note redeemed or we elect to redeem it. See "- Redemption of Term Notes at Option of Holder" immediately below and "General Provisions Applicable to All Notes - Optional Redemption by Us" on page 14.

Redemption of Term Notes at Option of Holder


         You may at any time elect to have us redeem a Term Note, in whole or in part, provided that a partial redemption may not reduce the principal amount of the Term Note below $500 and that you will be subject to forfeiting some of the interest paid or payable on the Term Note if you redeem a Term Note prior to its maturity, as follows:

         - if you elect to have a Term Note with a maturity of 12 months or less redeemed prior to maturity, you will forfeit three months of interest earned, or that could have been earned, on the amount redeemed;

         - if you elect to have a Term Note with a maturity of between 15 and 30 months redeemed prior to maturity, you will forfeit six months of interest earned, or that could have been earned, on the amount redeemed; and

         - if you elect to have a Term Note with a maturity of in excess of 30 months redeemed prior to maturity, you will forfeit nine months of interest earned, or that could have been earned, on the amount redeemed.


         These forfeiture provisions will apply regardless of the length of time that you have owned the Term Note prior to electing to have it redeemed. If necessary, we will deduct interest already paid to you from the amount redeemed.

         Term Notes may be redeemed before maturity without forfeiture of interest upon the death of the holder or if the holder is determined to be legally incompetent, as determined by a court with appropriate jurisdiction. We may require you to give us no less than 30 days' prior written notice, by first class mail, of an election to redeem a Term Note prior to its maturity. You must specify in the notice the principal amount of the Term Note to be redeemed and the redemption date.

DAILY NOTES

         We will issue Daily Notes in the minimum original principal amount of $50. You may increase or decrease the principal amount of a Daily Note by making additional purchases or partial redemptions. Each partial redemption must be in the minimum amount of $50 and may not reduce the principal amount of the Daily Note below $50. At your request, we will record on the Daily Note any adjustments to the principal amount effected through additional purchases or partial redemptions.

         If you redeem a Daily Note in full, you must surrender the Daily Note to us and we will then pay you the outstanding principal amount thereof, together with any accrued but unpaid interest. We may require you to give us at least 30 days' prior written notice, by first class mail, of your election to have the Daily Note redeemed. You must specify in the notice the principal amount of the Daily Note to be redeemed and the redemption date.

         We will determine the interest rate payable on the Daily Notes. The interest rate may increase or decrease on a monthly basis. We will make each adjustment, if any, to the interest rate on the first day of the month. The interest rate, once adjusted, will be effective on the first day of each month and will remain in effect until next adjusted by us. Interest will be accrued daily and compounded quarterly.

SPECIAL DAILY NOTES

         The Special Daily Notes have terms substantially identical to the terms of the Daily Notes, with the following exceptions:

         - we may from time to time establish minimum investments that may be made in the Special Daily Notes;

         - at the time of sale of a Special Daily Note, we may establish a minimum principal amount with respect to which a holder may elect to have the Special Daily Note redeemed; and

         - the interest rate payable on Special Daily Notes will generally exceed the interest rate payable on Daily Notes.

GENERAL PROVISIONS APPLICABLE TO ALL NOTES

Optional Redemption by Us

         We have the right, at our option, to redeem, in full or partially, any or all series of notes at any time. Under the Indenture, the Daily Notes and the Special Daily Notes each constitute a separate series, and each maturity of Term Notes also constitutes a series. Any partial redemption will be made ratably on all outstanding notes of the particular series being partially redeemed. Interest on the notes will continue to accrue until the date of redemption and no premium will be paid in connection with a redemption. We will give you at least 30 days' prior written notice by first class mail of each redemption, specifying, among other things, the principal amount of the note to be redeemed and the redemption date. Once we notify you of a redemption, the principal amount of the note specified in such notice, together with accrued and unpaid interest to the redemption date, will become due and payable on the redemption date.

Subordination


         The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal of and interest on all senior indebtedness, which consists of our indebtedness outstanding at any time other than indebtedness to a subsidiary for money borrowed or advanced from such subsidiary and indebtedness which by its terms is not superior in right of payment to the notes. As of March 31, 2003, we had $38.0 million of senior indebtedness outstanding.


         Upon maturity of any senior indebtedness, we must make payment in full on such senior indebtedness before we can make any payment on the notes. We may not make any payment on the notes while we are in default on the payment of any senior indebtedness, or while any other event of default exists with respect to senior indebtedness pursuant to which the holders thereof have accelerated the maturity thereof. If our assets are distributed in any dissolution, winding up, liquidation or reorganization, payment of the principal of and interest on the notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all senior indebtedness. The Indenture does not limit our ability to increase the amount of senior indebtedness or to incur any additional indebtedness in the future that may affect our ability to make payments under the notes. Except as described above, our obligation to make payment of principal or interest on the notes will not be affected. The holders of the notes will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made on senior indebtedness out of the distributive share of the notes. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of ours may recover more, ratably, than holders of the notes.

Defaults and Remedies

         The term "Events of Default" when used in the Indenture means any one of the following:

         - our failure to pay interest that continues for 30 days, or failure to pay principal of (or premium, if any, on) any of the notes when due (whether or not prohibited by the subordination provisions);

         - our failure to perform any other covenant or breach of any warranty that continues for 60 days after we receive written notice of such failure or breach;

         - the default under any instrument governing indebtedness of us or any subsidiary for money borrowed or guaranteed that constitutes a failure to pay principal in an aggregate principal amount exceeding $1,000,000 or that has resulted in an aggregate principal amount of at least $1,000,000 becoming or being declared due prior to its stated maturity, and which default is not cured within 30 days after we receive written notice thereof; and

         - certain events of bankruptcy, insolvency or reorganization involving us or certain of our subsidiaries.


         The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, mail to note holders notice of all uncured defaults known to it (the term "default" for this purpose only means the happening of any Event of Default specified above, excluding grace periods). Except in the case of default in the payment of principal of or interest on any of the notes, the Trustee will be protected in withholding notice of default if it in good faith determines that the withholding of such notice is in the interest of the holders.


         If an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of any series of the notes then outstanding, by notice in writing to us (and to the Trustee if given by the holders), may declare the principal of and all accrued interest on all the notes of such series to be due and payable immediately. The holders of a majority in principal amount of such series of notes may rescind such declaration if (1) we have paid or deposited with the Trustee a sum sufficient to pay all overdue interest on such series of notes and principal of (and premium, if any, on) any notes which have become due otherwise than by such declaration of acceleration and (2) all existing Events of Default have been cured or waived.

         Defaults (except, unless cured, a default in payment of principal of or interest on the notes or a default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected) may be waived by the holders of a majority in principal amount of a series of notes (with respect to such series) upon the conditions provided in the Indenture.

         The Indenture requires us to file periodic reports with the Trustee as to the absence of defaults.

         Our directors, officers, employees and shareholders, as such, will not have any liability for any of our obligations under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

Consolidation, Merger, Conveyance, Transfer or Lease

         We may not consolidate with, merge into, or transfer or lease substantially all of our assets to, any other corporation unless the successor corporation assumes all of our obligations under the Indenture and the notes and certain other conditions are met. Thereafter all of our such obligations will terminate and the successor corporation formed by such consolidation or into which we are merged or to which such transfer or lease is made will succeed to all of our rights, powers and obligations under the Indenture.

         The Indenture prohibits the issuance, sale, assignment, transfer or other disposition of shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, a subsidiary, or any successors, or mergers or consolidations involving a subsidiary, or sales or transfers of assets substantially as an entirety by any subsidiary. We may, with respect to any subsidiary that is not a Principal Member Bank (as defined in the Indenture), (1) dispose of any shares of stock or (2) issue shares of stock or permit a merger, consolidation or sale or lease of assets if the consideration received at least equals the fair value of the shares or assets transferred and either our pro rata interest in the subsidiary is maintained or we own no shares of the subsidiary immediately after the transaction. The Indenture does not prohibit such dispositions if made in compliance with any order of the court or regulatory authority or made as a condition imposed by a court or authority to the acquisition by us of any entity, or if the proceeds are, within 270 days, or such longer period of time as may be necessary to obtain requisite regulatory approvals, to be invested in a subsidiary (including any entity which upon such investment becomes a subsidiary) engaged in a business legally permissible for bank holding companies.

Service Charges


         We will charge a fee of $20.00 per hour to research prior transactions relating to the notes, and a fee of $0.20 per page for any copies of documents we furnish in response to a note holder's request.


Modification of the Indenture

         We and the Trustee may supplement or amend the Indenture under certain specified circumstances, without the consent of any holder, including to cure any ambiguity, to correct or supplement any other provision thereof, to evidence the succession of a successor to us or the Trustee, to add to the our covenants for the benefit of the holders or additional Events of Default, to secure the notes, or to add any other provisions with respect to matters or questions arising thereunder which the we and the Trustee deem necessary or desirable and which do not adversely affect the interests of the holders. Otherwise, our rights and obligations and the rights of the holders may be modified by us and the Trustee only with the consent of the holders of a majority in principal amount of each series of notes then outstanding.

Consumer Finance Subsidiary as Our Selling Agent and Paying Agent

         Regency Finance Company, and its subsidiary, Citizens Financial Services, Inc., will act as our selling agents and paying agents. All payments for notes will be made to Regency or Citizens, as our agent, and Regency or Citizens will make all principal and certain interest payments to note holders, as our agent.

Notes Non-Negotiable

         The notes are non-negotiable and no rights of ownership may be transferred by mere endorsement and delivery of a note to a purchaser. All transfers and assignments of notes may be made only at the offices of Regency or Citizens upon presentation of the note and recordation of such transfer or assignment in our books.

Orders Subject to Acceptance


         We may reject any order, in whole or in part, for any reason. We anticipate that we would only reject an order if the order was for a large amount of notes relative to our funding requirements. Your order will be irrevocable upon receipt by us. In the event that your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once we accept your order, we will promptly deposit the funds into our account.


Satisfaction and Discharge of Indenture

         The Indenture will be discharged and cancelled upon payment of all securities issued under the Indenture, including the notes, or upon deposit with the Trustee, within not more than one year prior to the maturity of all the outstanding securities issued under the Indenture, of funds sufficient for such payment or redemption.

The Trustee

         The Trustee is J.P. Morgan Trust Company, National Association, successor to Northern Central Bank. Notices to the Trustee should be directed to One Oxford Centre, 301 Grant Street, Suite 1100, Pittsburgh, Pennsylvania 15219.

         The holders of a majority in principal amount of all outstanding series of notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, provided that such direction would not conflict with any rule of law or with the Indenture, would not be prejudicial to the rights of another holder and would not subject the Trustee to personal liability. The Indenture provides that in case an Event of Default should occur and be known to the Trustee (and not be cured), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders unless they shall have offered to the Trustee security and indemnity satisfactory to it.

Federal Income Tax Considerations

         A holder of notes may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a holder who is a United States person if the holder, among other things,

(1) fails to furnish his social security number or other taxpayer identification number ("TIN") to the payer responsible for backup withholding (for example, the holder's securities broker),

(2)      furnishes such payer an incorrect TIN,

(3) fails to provide such payer with a certified statement, signed under penalties of perjury, that the TIN provided to the payer is correct and that the holder is not subject to backup withholding, or

(4) fails to report properly interest and dividends on his tax return. Backup withholding, however, generally does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. The backup withholding rate is 30% of "reportable payments," which generally will include interest on notes.

         Under present law all interest earned on the notes will be taxable for federal income tax purposes. Even though interest on certain series of notes may be accrued during a calendar year but not paid until a future year, the accrued interest may be taxable for federal income tax purposes during the calendar year of accrual.

         Holders of notes should consult their own tax advisors about the federal, state, local and foreign tax consequences of acquiring, owning and disposing of notes.

                                USE OF PROCEEDS

         We intend to use the net proceeds from the sale of notes as advances to our consumer finance subsidiary, Regency Finance Company, to fund its lending and purchasing activities, and for our general corporate purposes, including mergers and acquisitions.

                              PLAN OF DISTRIBUTION

         We will offer the notes through officers and employees of Regency Finance Company, our consumer finance subsidiary, and its wholly owned subsidiary, Citizens Financial Services, Inc. These officers and employees will not receive any commissions or direct or indirect compensation in connection with the sale of the notes.

         We will market the notes through the use of newspaper advertisements and signs in the Regency offices and through the provision of copies of this Prospectus to customers who inquire about purchasing the notes. We will not market the notes through any mass mailings, telephone calls or other personal solicitation.

                                 LEGAL MATTERS

         Charles C. Casalnova, corporate counsel to F.N.B. Corporation, has rendered an opinion regarding the validity of the notes covered by this Prospectus.

                                    EXPERTS


         The consolidated financial statements of F.N.B Corporation at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in F.N.B. Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein which, as to the year 2000 is based in part on the reports of PricewaterhouseCoopers LLP, independent auditors. PricewaterhouseCoopers LLP audited portions constituting 32% of net interest income in 2000. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         The audited financial statements of Promistar Financial Corporation, not separately presented in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, as amended. Such financial statements, to the extent they have been included in our financial statements, have been so incorporated in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information we have filed with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, at the website maintained by the SEC at www.sec.gov and at our website at www.fnbcorporation.com.

         We have filed a Registration Statement on Form S-3 to register with the SEC the notes offered under this Prospectus. This Prospectus is part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" certain information in this Prospectus, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in the Prospectus or a Prospectus Supplement. This Prospectus incorporates by reference the following documents:

         - our Annual Report on Form 10-K for the year ended December 31, 2002, as amended (including Exhibit 13, our 2002 Annual Report to Shareholders, which contains our audited 2002 financial statements);

         -        our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2003;

         - our Reports on Form 8-K filed January 17, 2003, February 4, 2003, March 4, 2003, April 1, 2003 and April 15, 2003; and

         - the description of our common stock contained in the pre-effective amendment to our Form S-4 filed September 7, 2001.

         We further incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this Prospectus and the date the offering of the notes is terminated. These documents contain important information about us.


         Upon request we will provide, without charge, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to the documents, unless the exhibits are specifically incorporated by reference). Your requests for copies should be directed to F.N.B. Shareholder Services, P.O. Box 413043, Naples, FL 34101-3043, Telephone: 800-490-3951.
These documents are also available at our website at www.fnbcorporation.com.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following expenses will be incurred in connection with the issuance and distribution of the securities being registered:

         Securities and Exchange Commission Fee* .....          $ 8,895*
         Printing expenses ...........................           12,000
         Legal fees and expenses .....................           10,000
         Accounting fees and expenses ................            7,500
         Trustee fees ................................            2,500
         Miscellaneous expenses ......................            5,000
                                                                -------

              Total ..................................          $45,895
                                                                =======

*Exact; all other fees and expenses are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's Articles of Incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         FNB's Articles of Incorporation provide that FNB shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceedings, civil, criminal, administrative, investigative or other (whether brought by or in the right of FNB or otherwise) arising out of their service to FNB or to another organization at FNB's request, or because of their positions with FNB. The Articles further provide that FNB may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him in respect of such service, whether or not FNB would have the power to indemnify him against such liability by law or under the provisions of this paragraph.

         FNB's Bylaws provide that to the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for any action taken, or any failure to take any action.

ITEM 16.  EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:



EXHIBIT NO.       DESCRIPTION OF EXHIBIT

  4.1             Specimen of the Registrant's Subordinated Term Notes Series 2003 due 3, 6, 9, 12, 15, 18, 21, 24, 27, 30,
                  36, 48, 60, 84 and 120 Months

  4.2             Specimen of the Registrant's Subordinated Daily Notes, incorporated by reference to Exhibit 4.2 of the
                  Registrant's Registration Statement on Form S-3, File No. 333-74737

 *4.3             Specimen of the Registrant's Special Subordinated Daily Notes Series 2003

  4.4             Form of Indenture authorizing the Registrant's Securities issued pursuant to this Registration Statement to be qualified under the Trust Indenture Act, incorporated by reference to Exhibit 4.7 of the Registrant's
                  Registration Statement on Form S-2, File No. 33-45888

  4.5             First Supplemental Indenture dated as of January 1, 1994 between the Registrant and the Trustee, incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-3, File No.
                  33-61367

 *4.6             Form of Amended and Restated Officers' Certificate setting forth the terms of the Registrant's Daily Notes

  4.7             Form of Second Officers' Certificate, dated March 18, 2003, setting forth the terms of the Registrant's Term
                  Notes Series 2003 and Special Daily Notes Series 2003

  4.8             Form of Acceptance of Offer, incorporated by reference to Exhibit 4.7 of the Registrant's Registration
                  Statement on Form S-3, File No. 333-38370

  5.1             Opinion of Charles C. Casalnova, F.N.B. Corporation Corporate Counsel re: legality

 12.1             Statement re: computation of ratios

 23.1             Consent of Charles C. Casalnova, F.N.B. Corporation Corporate Counsel (included in Exhibit 5.1)

 23.2             Consent of Ernst & Young LLP

 23.3             Consent of PricewaterhouseCoopers LLP

*25.1             Statement of Eligibility of Trustee


---------------

*        Previously filed.


ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  provided, however, that subparagraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on May 28, 2003.



                                    F.N.B. CORPORATION

                                    By: /s/ Gary L. Tice
                                       ----------------------------------------
                                        Gary L. Tice, Chief Executive Officer
                                        (principal executive officer)

                                    By: /s/ Thomas E. Fahey
                                       ----------------------------------------
                                        Thomas E. Fahey, Chief Financial Officer
                                        (principal financial officer)


         Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.


                *                             Chairman of the Board                May 28, 2003
---------------------------------
Peter Mortensen


/s/ Gary L. Tice                              President, Chief Executive           May 28, 2003
---------------------------------
Gary L. Tice                                  Officer and Director


                *                             Vice Chairman                        May 28, 2003
---------------------------------
Stephen J. Gurgovits


                *                             Director                             May 28, 2003
---------------------------------
G. Scott Baton, II


                *                             Director                             May 28, 2003
---------------------------------
Alan C. Bomstein


                *                             Director                             May 28, 2003
---------------------------------
William B. Campbell


                *                             Director                             May 28, 2003
---------------------------------
Charles T. Cricks


                *                             Director                             May 28, 2003
---------------------------------
Henry M. Ekker

                *                             Director                             May 28, 2003
---------------------------------
James S. Lindsay


                *                             Director                             May 28, 2003
---------------------------------
Edward J. Mace


                *                             Director                             May 28, 2003
---------------------------------
Harry F. Radcliffe


                                              Director
---------------------------------
David A. Straz, Jr.


                *                             Director                             May 28, 2003
---------------------------------
William J. Strimbu


                *                             Director                             May 28, 2003
---------------------------------
Earl K. Wahl, Jr.


                *                             Director                             May 28, 2003
---------------------------------
Archie O. Wallace


                *                             Director                             May 28, 2003
---------------------------------
Robert B. Wiley


*By: /s/ Thomas E. Fahey
    -----------------------------
        Attorney in Fact

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

  4.1             Specimen of the Registrant's Subordinated Term Notes Series 2003 due 3, 6, 9, 12, 15, 18, 21, 24, 27, 30,
                  36, 48, 60, 84 and 120 Months

  4.2             Specimen of the Registrant's Subordinated Daily Notes, incorporated by reference to Exhibit 4.2 of the
                  Registrant's Registration Statement on Form S-3, File No. 333-74737

 *4.3             Specimen of the Registrant's Special Subordinated Daily Notes Series 2003

  4.4             Form of Indenture authorizing the Registrant's Securities issued pursuant to this Registration Statement to be qualified under the Trust Indenture Act, incorporated by reference to Exhibit 4.7 of the Registrant's
                  Registration Statement on Form S-2, File No. 33-45888

  4.5             First Supplemental Indenture dated as of January 1, 1994 between the Registrant and the Trustee, incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-3, File No.
                  33-61367

 *4.6             Form of Amended and Restated Officers' Certificate setting forth the terms of the Registrant's Daily Notes

  4.7             Form of Second Officers' Certificate, dated March 18, 2003, setting forth the terms of the Registrant's Term
                  Notes Series 2003 and Special Daily Notes Series 2003

  4.8             Form of Acceptance of Offer, incorporated by reference to Exhibit 4.7 of the Registrant's Registration
                  Statement on Form S-3, File No. 333-38370

  5.1             Opinion of Charles C. Casalnova, F.N.B. Corporation Corporate Counsel re: legality

 12.1             Statement re: computation of ratios

 23.1             Consent of Charles C. Casalnova, F.N.B. Corporation Corporate Counsel (included in Exhibit 5.1)

 23.2             Consent of Ernst & Young LLP

 23.3             Consent of PricewaterhouseCoopers LLP

*25.1             Statement of Eligibility of Trustee



---------------
*        Previously filed.